UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Buffd, Inc. d/b/a "Juked"

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 3, 2020

Physical address of issuer
1248 S Van Ness Ave., San Francisco, CA 94110

Website of issuer
http://www.juked.gg

Current number of employees
3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)*
Total Assets	$198,506.23	$0
Cash & Cash Equivalents	$195,464.31**	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$8,918.00	$0
Revenues/Sales	$10,000.00	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(612,386.01)	$0

*The Company was formed in April 2020 and does not have financial statements for the fiscal year-ended 2019.
**This amounts to the total amount in the Company's bank account.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Benjamin Goldhaber

90B9812111C049F...

(Signature)

Benjamin Goldhaber

Name

CEO, President

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Benjamin Goldhaber

90B9812111C049F...

(Signature)

Benjamin Goldhaber

Name

CEO, President, Director

Title

4/29/2021

Date

DocuSigned by:

/s/

(Signature)

Christopher Chan

Name

COO, Vice President, Secretary, Treasurer, Director

Title

4/29/2021

Date

/s/

3

DocuSigned by:

Nathaniel Goldhaber

DA6F1809E9CA420...

(Signature)

Nathaniel Goldhaber

Name

Director

Title

4/29/2021

Date

DocuSigned by:

/s/ *Alex Poon*

FA0ECC48FE8049D...

(Signature)

Alex Poon

Name

Director

Title

4/29/2021

Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
(EXHIBIT A TO FORM C-AR)

April 29, 2020

JUKED



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Buffd, Inc. d/b/a "Juked", a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.juked.gg no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Buffd, Inc. d/b/a Juked is a Delaware corporation, incorporated in Delaware on April 3, 2020.

The Company is located at 1248 S Van Ness Ave., San Francisco, CA 94110.

The Company's website is http://www.juked.gg.

The Company conducts business in California.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempted to raise in its earlier offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in its earlier offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key

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manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and

maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is

10

virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

COVID-19 Pandemic continues to have an unpredictable effect on business and industry and could result in the Company being unable to fulfill its obligations.
In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect. There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets. We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

Description of the Business

Juked is a one-stop website destination that provides everything fans need to follow their favorite esports games, players, and teams. We've built a back-end system that allows us to aggregate schedules, scores, streams, brackets, and event information from across 35+ esports titles, making Juked the most comprehensive destination for esports information and broadcasts. Juked launched in September 2019 and quickly grew from 0 to 25,000 monthly active users in its first 6 months. Currently, Juked has over 6000 registered users and has been mentioned in the media as one of the top trending startups in the esports space. Juked was the winner of PlayerOMEGA's "Pitch Competition" where it competed against other top esports startups and was ultimately awarded $10,000 in prizing. Juked's vision is to create the esports industry's #1 destination where fans go to consume esports media and correspond with likeminded fans.

Business Plan

Juked also aims to become the main community hub where esports fans go not only to consume the content they care about, but also interact with other like-minded esports enthusiasts via discussion, community, and social features.

The Company's Products and/or Services

Product / Service	Description	Current Market
Juked.gg	The Juked website provides information about streams, schedules, standings, and events for 35+ esports communities.	There were 454 million esports viewers in 2019, and that number has grown more than 10% YoY since 2010. Juked supports more than 30 esports games; no known other major esports community hub covers more than 15.
The Download	Juked's weekly editorial-focused newsletter with the top events to follow each week.	While there are many email newsletters across esports, The Download is unique in its focus on "What to Watch" and its breadth of coverage (30+ esports games).
Daily Digest	An automated email sent to users' inboxes 9am local time, that breaks down the top tournaments and matches to watch each day across users' favorite games.	No known similar product exists in esports.
Juked Discord Bot	A Discord bot that sends notifications when events and matches start. It gives Discord communities access to the Juked calendar schedule.	There are over 3,000 esports-related and 25,000 gaming-related Discord communities and growing everyday. The Juked esports bot is unique in its function.

Competition

The markets in which our products are marketed are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we market our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and value are also important differentiating factors.

We compete against other esports community sites. Key competitors would be Strafe, Upcomer, and HLTV.

Customer Base

Our customers are fans of esports and all the different esports gaming communities. These are people who want to keep up with the latest news and events in esports and communicate with likeminded fans.

Supply Chain

We are a consumer of the Abios Gaming Esports Data API which helps us stay up to date on the latest esports tournament and player information for the 10 esports titles. However, we have an internal content management system and team of editors such that we are not reliant on Abios Gaming's API.

Intellectual Property

We have one registered trademark for "Juked." The USPTO Registration number is 6028905.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Benjamin Goldhaber	CEO, President	Direct of Content Marketing at Twitch Interactive, Inc. (Feb 2011 – June 2018)	University of California, Santa Cruz, BA, Environmental Economics, 2011 (degree not complete)
Christopher Chan	COO, Vice President, Secretary, Treasurer	CEO, Co-Founder at Visual Core LLC (Sep 2016 – Present) CEO, Founder at ChanmanV TV (March 2012 – Present) Head of Product and Marketing at HearthSim (Feb 2018 – Nov 2018)	University of Texas at Austin, B.S., Computer Science, 1999
Nathaniel Goldhaber	Director	Managing Director Claremont Creek Ventures (Mar 2005 – Present)	University of California, Berkeley, MA, Education, 1985
Alex Poon	Director	General Partner UP2398 (Dec 2015 – Present)	Stanford University, B.S., Computer Science, 1991 PHD, Medical Information Sciences, 1996

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 3 employees. Two employees in California, and one in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company was originally incorporated on March 4, 2019 under the laws of the State of California. The Company was redomiciled as a Delaware corporation through an asset purchase agreement on April 3, 2020 (the "Reincorporation") and is headquartered in San Francisco, California. The California entity was dissolved on June 29, 2020.

California Entity

As of December 31, 2019, the California entity had 10,000,000 shares of $0 par value common stock authorized, and 10,000,000 shares of $0 par value preferred stock authorized. The financial statements reflect the Delaware entity's equity position, in a pro forma preparation.

Delaware Entity

The Delaware entity, formed June 29, 2020, has 10,000,000 shares of $0.0001 par value common stock authorized as of the formation date. In April 2020, the founders, who had put money into the California entity, were issued common stock totaling 7,600,000 shares, which are included in the pro forma financial statements. As a part of this formation, an additional 1,200,000 in common stock was issued to founders and key employees in exchange for $120.

Each of the Company's stockholders has signed a restricted stock agreement that subjects their shares of common stock to vesting provisions. If they leave the Company prior to being fully vested, the Company has a right to repurchase the unvested shares. In addition, each of the Company's stockholders signed a release in favor of the Company in connection with the transactions contemplated by the Asset Purchase Agreement.

Simple Agreements For Future Equity (SAFEs) – 2019- $4,250,000 post money valuation cap

In 2019, the Company issued SAFEs totaling $692,492. These were issued in July, August, September, November, and December of 2019. The SAFEs are automatically convertible into common stock on the completion of an equity financing event. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $4,250,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Keep It Simple Securities (KISS-A) - 2020

In February 2020 the Company issued a KISS-A totaling $150,000 to 500 Startups V, L.P. This KISS-A is automatically convertible into common stock on the completion of an equity financing event of at least $1,000,000 ("Qualified Financing"). The KISS-A converts into 6% of the Company's fully diluted capitalization.

Simple Agreements for Future Equity (SAFEs) – 2020 - $8,500,000 post money valuation cap

In March, April, and May of 2020 the Company issued SAFEs totaling $190,000. The SAFEs are automatically convertible into common stock on the completion of an equity financing event. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $8,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Subsequently, in the months of October 2020, December 2020, January 2021, February 2021, and March 2021, the Company issued six (6) SAFEs totaling $225,000. These SAFEs were also issued on the same terms as the SAFEs issued in March, April, and May of 2020.

Stock Option Plan

In 2020 the Company adopted a stock-based compensation plan which permits the grant or option of shares to its employees for up to 1,200,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. In May 2020 the Company issued options to purchase 50,000 shares of common stock at an exercise price of $0.03 per share. The option expires on May 20, 2030. The options vest at a rate of 25% on the first anniversary of the Vesting Commencement Date, and 2.0833% per month until the fourth anniversary.

Debt – PPP Loan

On May 20, 2020, the Company received a loan from Cross River Bank ("Lender") in an aggregate principal amount of $8,918.00 (the "Loan") pursuant to the U.S. Small Business Administration (the "SBA") Paycheck Protection Program under Division A, Title I of the Coronavirus Relief and Economic Security Act of 2020 (the "CARES Act"). The Company has used the Loan proceeds for payroll costs in accordance with the applicable terms and conditions of the CARES Act. The Loan is unsecured and bears interest at a rate of 1.0% per annum and, pursuant to the Paycheck

Protection Program Flexibility Act of 2020, matures five years from the date of the Note. Up to 100% of the Loan may be eligible for forgiveness and the Company intends to timely apply for forgiveness for the full Loan amount.

Ownership

Our capitalization as of July 1, 2020 is as follows:

Shareholder Name	Actual Shares	Percent	Fully Diluted Shares*	Percent
Benjamin Goldhaber	3,950,000	44.88%	3,950,000	29.81%
Christopher Chan	3,650,000	41.48%	3,650,000	27.55%
Individual shareholders holding less than 20%	1,200,000	13.64%	1,200,000	9.06%
KISS Holders	-		795,018	6%
SAFE Holders	-		2,455,280	18.53%
Option Pool	-		120,000	9.06%
TOTAL	8,800,000	100.00%	13,250,298	100.00%

* "Fully diluted" shares are the total common shares of the Company counting not only shares that are currently issued or outstanding but also shares that could be claimed through the conversion of convertible preferred stock or through the exercise of outstanding options and warrants. This includes conversion of the shares option pool.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Chan	3,650,000 shares of Common Stock	41.48%
Benjamin Goldhaber	3,950,000 shares of Common Stock	44.88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C-AR.

Recent Tax Return Information (2020)

Total Income	Taxable Income	Total Tax
$10,000	-$6,15,033	$0

Operations

Buffd, Inc. d/b/a Juked (the "Company") was originally incorporated on March 4, 2019 under the laws of the State of California. The Company was redomiciled as a Delaware corporation by asset purchase agreement on April 3, 2020 (the "Reincorporation") and is headquartered in San Francisco, California. The California entity was dissolved on June 29, 2020. The Company provides a platform for esports fans to discover, watch, and engage with the global esports community. The Company's headquarters are in San Francisco, California. The company began operations in 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

As of April 16, 2021, the Company had $1,111,462.19 in aggregate cash and cash equivalents, leaving the Company with approximately 13 months of runway.

The Company has no convertible notes currently outstanding.

The Company's common stock has voting rights of 1 vote per share.

Liquidity and Capital Resources

The Company does not currently require additional financing in order to sustain continued investment in growth over the next 12 months.

The Company currently does not have any additional outside sources of capital apart from what is mentioned in this Form C-AR.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures, in a pro forma preparation.

Previous Offerings of Securities

16

.Security Type*	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
Common Stock	$0	7,600,000	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	April 30, 2020	Section 4(a)(2)
Common Stock	$120	1,200,000	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	April 30, 2020	Section 4(a)(2)
SAFE	$692,492	14 SAFES	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	July 16, 2019 (x3) August 1, 2019 August 10, 2019 August 21, 2019 September 1, 2019 September 14, 2019 September 17, 2019 November 14, 2019 November 28, 2019 December 3, 2019 December 4, 2019 December 5, 2019	Section 4(a)(2)
SAFE	$190,000	4 SAFES	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	March 29, 2020 April 22, 2020 May 6, 2020 (x2)	Section 4(a)(2)
KISS-A	$150,000	1 KISS	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	February 6, 2020	Section 4(a)(2)

		6 SAFEs	Salaries & New Hires: 77.00% Technology: 9.50% Sales & Marketing: 8.5% Operational Costs: 5.00%	October 14, 2020 December 7, 2020 January 12, 2021 January 15, 2021 February 25, 2021 March 15, 2021	Section 4(a)(2)
SAFE	$225,000				

*Other than the capitalization of the California entity and then the Delaware entity in April of 2020 with the addition of two additional shareholders, no securities have been offered. All financing transactions in the last three (3) years have been contingent obligations to issue future equity in the form of KISS or SAFE agreements as described herein.

See the section entitled "Capitalization and Ownership" for more information.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: In April of 2020, the Company entered into an Asset Purchase Agreement whereby the Company purchased the assets and liabilities of the California Company solely for the purpose of changing the Company's domicile from California to Delaware. The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

EXHIBIT B
Financial Statements

I, Benjamin Goldhaber, the CEO of Juked hereby certify that

(1) the accompanying financial statements of Juked thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Juked included in this Form C-AR reflects accurately the information reported on the tax return for Juked filed for the fiscal year ended December 2019; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2021.

DocuSigned by:
Benjamin Goldhaber (Signature)
90B9812111C049F...

Name: Benjamin Goldhaber

Title: CEO

Date: 4/29/2021

Buffd Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking -6653	191,986.70
Chase Savings -5833	1.00
PayPal Bank	3,476.61
Total Bank Accounts	**$195,464.31**
Total Current Assets	**$195,464.31**
Fixed Assets	
Computer Equipment	3,041.92
Total Fixed Assets	**$3,041.92**
TOTAL ASSETS	**$198,506.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	4,123.63
B Goldhaber -9518	-37,070.10
C Chan -9526	32,946.47
Total Chase Credit Card	**0.00**
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
N/P PPP Loan Kabbage	8,918.00
Total Long-Term Liabilities	**$8,918.00**
Total Liabilities	**$8,918.00**
Equity	
Convertible Notes Equity	
Conv Note 500 Startups	150,000.00
Conv Note Albert Sangjoon Lee	50,000.00
Conv Note Ben Cassell	25,000.00
Conv Note Calvin Spears	50,000.00
Conv Note Cameron MacMillan	100,000.00
Conv Note Christopher Sesi	25,000.00
Conv Note Denarii Holdings	25,000.00
Conv Note Golden Valley Mgt	25,000.00
Conv Note Jared Messenger	10,000.00
Conv Note Mike Lee	50,000.00
Conv Note Moonwell Holdings	25,000.00
Conv Note Nathaniel Goldhaber	200,000.00
Conv Note Noveus Capital	117,492.00
Conv Note Poon Family	25,000.00

Buffd Inc

Balance Sheet

As of December 31, 2020

	TOTAL
Conv Note Sequoia Capital	15,000.00
Conv Note Stephen Chan	40,000.00
Conv Note Stewart Alsop II	50,000.00
Conv Note Super Arcade	50,000.00
Total Convertible Notes Equity	**1,032,492.00**
Delan Tai Equity	80.00
Equity Ben Goldhaber	37,500.00
Equity Benedikt Kraus	40.00
Equity Christopher Chan	34,500.00
Jonathan Mayer Shipman	25,000.00
Retained Earnings	-352,637.76
Scott Tranter	25,000.00
Net Income	-612,386.01
Total Equity	**$189,588.23**
TOTAL LIABILITIES AND EQUITY	**$198,506.23**

Buffd Inc
Profit and Loss
January - December 2020

	Total
Income	
Sales	10,000.00
Total Income	**$ 10,000.00**
Gross Profit	**$ 10,000.00**
Expenses	
Admin Digital Tools	4,002.44
Advertising & Marketing	30,370.02
Bank Charges & Fees	859.73
Business Meals (local)	23.85
Contractors	43,671.83
Finance Charges & Interest Expense	35.00
Hosting & Technology	11,061.18
Insurance	5,933.88
Legal & Professional Services	72,447.62
Office Expense	2,410.96
PayPal Fees	92.88
Payroll Processing Fees	768.00
Product & Engineering	275,819.47
R&D	59.99
Taxes & Licenses	985.25
Travel - Airfare	1,492.10
Travel - Cabs, Tolls, Parking	453.61
Travel - Meals	769.18
Wage & Payroll Tax Expense	167,711.65
Total Expenses	**$ 618,968.64**
Net Operating Income	**-$ 608,968.64**
Other Income	
Event Revenue net	-3,417.37
Total Other Income	**-$ 3,417.37**
Net Other Income	**-$ 3,417.37**
Net Income	**-$ 612,386.01**

Monday, Apr 05, 2021 03:12:00 PM GMT-7 - Accrual Basis